SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 3

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Carmen A. Corrales

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2011 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Form of Sub-Authorization Certificate for U.S. $1,500,000,000 of 4.750% Global Notes due 2044

Exhibit 2:	Terms Agreement, dated January 7, 2013, between the United Mexican States and the Managers, relating to 4.750% Global Notes due 2044

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary Gottlieb Steen and Hamilton LLP with respect to U.S. $1,500,000,000 of 4.750% Global Notes due 2044

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mexico, Federal District, Mexico on the 10th day of January, 2013.

By:	/s/ ALEJANDRO DÍAZ DE LEÓN CARRILLO
	Name:	Alejandro Díaz de León Carrillo
	Title:	Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

EXHIBIT INDEX

Exhibit 1:	Form of Sub-Authorization Certificate for U.S. $1,500,000,000 of 4.750% Global Notes due 2044

Exhibit 2:	Terms Agreement, dated January 7, 2013, between the United Mexican States and the Managers, relating to 4.750% Global Notes due 2044

Exhibit 3:	Names and Addresses of the Managers

Exhibit 4:	Opinion of Cleary Gottlieb Steen and Hamilton LLP with respect to U.S. $1,500,000,000 of 4.750% Global Notes due 2044

4